UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 5)*

Tilray, Inc.
(Name of Issuer)

Class 2 Common Stock
(Title of Class of Securities)

88688T 100
(CUSIP Number)

Brendan Kennedy
c/o Tilray, Inc.
745 Fifth Avenue, Suite 1602
New York, NY 10151
Telephone: (519) 322-8800
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 30, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88688T 100
1	NAMES OF REPORTING PERSONS
Brendan Kennedy

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
12,837,819

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
12,837,819

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,837,819 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.9%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Consists of (1) 9,974,196 shares of Class 2 Common Stock, par value $0.0001 per share (the “Common Stock”) held directly by Mr. Kennedy, (2) 2,628,683 shares of Common Stock that are issuable upon the exercise of options held directly by Mr. Kennedy that are exercisable within 60 days of May 25, 2021, and (3) 234,940 shares of Common Stock held directly by a limited liability company, of which Mr. Kennedy is the sole member and has sole voting and investment power decisions as it relates to such limited liability company.

(2)
This calculation is based on 447,371,310 shares of Common Stock outstanding as of May 7, 2021, as reported in the Prospectus Supplement on Form 424(b)(7) filed by Tilray, Inc. (the “Issuer”) on May 13, 2021.

This Amendment No. 5 to Schedule 13D (“Amendment No. 5”) relates to the Schedule 13D filed on December 23, 2019 (as amended and supplemented through the date of this Amendment No. 5, the “Schedule 13D”) by Brendan Kennedy (the “Reporting Person”) relating to the Issuers’ Common Stock. Capitalized terms used but not defined in this Amendment No. 5 shall have the meanings set forth in the Schedule 13D. Except as specifically amended by this Amendment No. 5, the Schedule 13D is unchanged.

Item 1.	Security and Issuer

The Reporting Person is filing this Amendment No. 5 to report that, following certain transactions in connection with the closing of the plan of arrangement (the “Arrangement”) between Tilray, Inc. and Aphria Inc. on April 30, 2021, he ceased to own five percent or more of the Issuer’s outstanding Common Stock.

This Amendment No. 5 is also being filed to report that the Issuer’s principal executive offices has changed to 745 Fifth Avenue, Suite 1602, New York, NY 10151.

Item 2.	Identity and Background

Item 2(b) of the Schedule 13D is hereby amended and restated as follows:

“(b)	Residence or business address:

The address of the Reporting Person’s principal place of business is:

c/o Tilray, Inc.
745 Fifth Avenue, Suite 1602
New York, NY 10151”

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

“In connection with the closing of the Arrangement, all of the Reporting Person’s outstanding restricted stock units (“RSUs”) vested and settled in shares of Common Stock of the Issuer, and following subsequent withholdings of the vested shares of Common Stock to satisfy tax obligations, the Reporting Person ceased to own five percent or more of the Issuer’s outstanding Common Stock.”

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following information:

“(a), (b)
The Reporting Person beneficially owns 12,837,819 shares of the Issuer’s Common Stock, which represents 2.9% of the outstanding Common Stock, based on information contained in the Issuer’s Prospectus Supplement on Form 424(b)(7) filed on May 13, 2021. The Reporting Person has sole voting and dispositive power over all such shares. 2,628,683 of the Reporting Person’s shares beneficially owned represent shares of Common Stock underlying vested stock options exercisable by the Reporting Person within sixty days of the date of this Amendment No. 5, and 234,940 shares of Common Stock are held directly by a limited liability company, of which Mr. Kennedy is the sole member and has sole voting and investment power decisions as it relates to such limited liability company.

(c)	Information with respect to the Reporting Person’s transactions involving the Common Stock effected within the past sixty days is set forth below:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)

April 17, 2021	Vesting of RSUs	37,020	Class 2 Common Stock	N/A

April 17, 2021	Withholding of Common Stock to satisfy tax obligations	14,568	Class 2 Common Stock	17.20

April 30, 2021	Vesting of RSUs	73,954	Class 2 Common Stock	N/A

April 30, 2021	Vesting of RSUs	76,000	Class 2 Common Stock	N/A

May 3, 2021	Withholding of Common Stock to satisfy tax obligations	32,148	Class 2 Common Stock	$16.99

May 3, 2021	Withholding of Common Stock to satisfy tax obligations	33,037	Class 2 Common Stock	$16.99

(e)
Upon the closing of the Arrangement and the vesting of the Reporting Person’s RSUs into shares of Common Stock, and the withholding of a portion of the shares to satisfy the Reporting Person’s tax obligations, the Reporting Person ceased to beneficially own more than five percent of the Issuer’s outstanding Common Stock.”

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 25, 2021	By:	/s/ Brendan Kennedy
Brendan Kennedy